Media Marketing 365 Inc.

March 31, 2021

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Media Marketing 365 Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed March 24, 2021

File No. 333-254653

Dear Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Media Marketing 365 Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-254653) initially filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2021, together with all exhibits thereto (the “Registration Statement”).

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have previously been sold in connection with the proposed offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Mont Tanner of Law Offices of Mont E. Tanner at (702) 369-9614 or email at mtannerlaw@aol.com if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Faraz Ahmed

Faraz Ahmed

President